March 4, 2025

Zhenqiang Huang
Chief Financial Officer
Richtech Robotics, Inc.
4175 Cameron Street, Suite 1
Las Vegas, NV 89103

       Re: Richtech Robotics, Inc.
           Form 10-K and 10-K/A for the Fiscal Year Ended September 30, 2024 File No. 001-41866
Dear Zhenqiang Huang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Richard Anslow